200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

KENNETH R. EARLEY kenneth.earley@dechert.com +1 617 728 7139 Direct +1 617 275 8374 Fax

December 30, 2008

VIA EDGAR

Mr. Briccio Barrientos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4041

Re:	Forward Funds (the “Registrant”) File Nos. 033-48940; 811-06722 Post-Effective Amendment No. 54

Dear Mr. Barrientos:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 54 (“PEA 54”) to the Registrant’s registration statement under the Investment Company Act of 1940 (the “1940 Act”).

PEA 54 is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”), and, as indicated on the facing sheet, will become effective on December 30, 2008. PEA 54 is filed for purposes of updating and completing the Registrant’s disclosures in Post–Effective Amendment No. 50 (“PEA 50”) to the Registrant’s registration statement under the 1940 Act filed on October 17, 2008 on Form N-1A, which was filed for the purpose of updating the Registrant’s registration statement to add a new series.

PEA 54 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) on Wednesday, December 3, 2008, completes certain other information, and includes required exhibits. Filed as part of the registration statement are a prospectus and statement of additional information for the Class A, Investor Class, Institutional Class and Advisor Class shares of the series of the Registrant known as the Forward HITR Fund (the “Fund”). PEA 54 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of December 3, 2008 to PEA 50, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC

EUROPE    Brussels    London    Luxembourg    Munich    Paris    ASIA    Hong Kong

U.S. Securities and Exchange Commission December 30, 2008 Page 2

General

1.	Comment: Please consider revising the name of the Fund given that “HITR” is the ticker symbol for Hitor Group, Inc. Using “HITR” in the Fund name may be misleading to shareholders and suggest some affiliation between the Fund and Hitor Group, Inc. Please inform the Staff of any resolution to the issue raised by this comment prior to filing PEA 54.

Response: Hitor Group, Inc. (HITR) is not traded on a national exchange, but rather on the OTC Bulletin Board. This being the case, the Registrant finds the possibility of a shareholder being misled by this to be extremely remote. In addition, the Fund’s objective and investment strategy as contained in the Fund’s prospectus in no way suggests any affiliation between the Fund and Hitor Group, Inc. Accordingly, as communicated to the Staff via email correspondence on December 22, 2008, the Registrant respectfully declines to accept this comment and does not intend to make any revisions to the name of the Fund.

Prospectus

2.	Comment: Please include in the Principal Investment Strategies section the maturity and credit rating limits of each debt security the Fund intends to hold.

Response: The requested disclosure has been added.

3.	Comment: Please include in the Principal Investment Strategies section the market capitalization limits of each equity security the Fund intends to hold.

Response: The requested disclosure has been added.

4.	Comment: Please clarify how the types of asset classes the Fund intends to hold relate to the Fund’s ability to achieve its principal objectives and investment strategies.

Response: It is the strategy of the Fund’s portfolio management team to purchase attractively-valued securities in these diverse asset classes and benefit from price appreciation. In addition, the Fund’s portfolio management team seeks to purchase securities with attractive income-yielding characteristics that will also contribute to total return.

5.	Comment: Please include in the Principal Investment Strategies section a concise summary of each principal investment of the Fund. Please also include in the Principal Risks section the corresponding risks associated with each of the Fund’s principal investments.

U.S. Securities and Exchange Commission December 30, 2008 Page 3

Response: The requested disclosure has been added.

6.	Comment: In the “Allocation” paragraph contained in the Principal Risks section, it is mentioned that the Fund’s investment allocations will include derivatives. Please include in the Principal Investment Strategies section a concise summary of derivatives as a principal investment of the Fund. Please also include in the Principal Risks section the corresponding risks associated with derivatives as one of the Fund’s principal investments.

Response: Derivatives are not a principal security type in which the Fund may invest. Accordingly, the reference to derivatives has been deleted.

7.	Comment: The Principal Risks section contains a paragraph titled “Discontinuance of Dividend Payments.” Please include in the Principal Investment Strategies section that the Fund will invest in dividend paying equity securities.

Response: The requested disclosure has been added.

8.	Comment: The Principal Risks section contains a paragraph titled “Foreign Securities.” Please include in the Principal Investment Strategies section that the Fund will invest in foreign securities.

Response: The requested disclosure has been added.

9.	Comment: Please provide the Staff with a copy of the completed fee table for the Fund prior to filing PEA 54.

Response: The requested copy of the completed fee table for the Fund was provided to the Staff via email correspondence on December 22, 2008.

10.	Comment: In the “Management of the Funds – Investment Advisor” section, please include a statement as to Forward Management’s date of service as the Fund’s investment advisor.

Response: The requested disclosure has been added.

U.S. Securities and Exchange Commission December 30, 2008 Page 4

11.	Comment: In the last paragraph of the “Valuation of Shares” section, it is mentioned that the Fund may invest in below investment grade securities and securities of small capitalization companies. Please include in the Principal Investment Strategies section concise summaries of below investment grade securities and securities of small capitalization companies as principal investments of the Fund. Please also include in the Principal Risks section the corresponding risks associated with below investment grade securities and securities of small capitalization companies as principal investments of the Fund.

Response: The requested disclosure has been added.

12.	Comment: Please include as a footnote to the fee table that a $30.00 fee will be charged by Forward Funds should a shareholder elect to receive the proceeds of a redemption by wire.

Response: The requested disclosure has been added as a footnote to the fee table.

13.	Comment: In the last section of the “Dividends and Taxes” section, there is disclosure related to the Fund’s investments in REITs. Please include in the Principal Investment Strategies section a concise summary of REITs as a principal investment of the Fund. Please also include in the Principal Risks section the corresponding risks associated with REITs as one of the Fund’s principal investments, including disclosure discussing the potential tax consequences to shareholders of return of capital distributions by REITs.

Response: The requested disclosure has been added.

Statement of Additional Information

14.	Comment: The first paragraph of the “Investment Restrictions – Fundamental Policies” section mentions an exception to the Fund’s fundamental policies in situations in which the Fund exercises subscription rights it has received. Please confirm that this exception to the Fund’s fundamental policies is not applicable to the Fund’s restrictions on borrowing.

Response: The Registrant has confirmed that the exception to the Fund’s fundamental policies in situations in which the Fund exercises subscription rights, as described in the “Investment Restrictions – Fundamental Policies” section of the statement of additional information, is not applicable to the Fund’s restrictions on borrowing.

U.S. Securities and Exchange Commission December 30, 2008 Page 5

15.	Comment: With respect to portfolio manager compensation, please include more specific disclosure regarding the compensation structure for the individual portfolio managers of the Fund, including: (a) the time period over which portfolio managers are evaluated; (b) whether each portfolio manager’s bonus is based on pre- or post-tax performance; and (c) what benchmarks are used in evaluating the performance of individual portfolio managers on the portfolio management team.

Response: The disclosure has been revised to read as follows:

Mr. O’Donnell’s compensation consists of a fixed salary and long-term and short-term management incentive programs that are based, in part, on the profitability of Forward Management. To the extent the success of the Fund affects the profitability of Forward Management, it indirectly affects Mr. O’Donnell’s compensation.

The compensation of Messrs. Ruff, Coleman and Brewington consists of a fixed salary and bonus. The bonus payment is awarded quarterly based on levels of assets under management and pre-tax portfolio performance relative to benchmarks across one, three and five-year time periods. With respect to the Fund, the benchmark is a combination of the Citi MLP Total Return Index, NAREIT Composite Index, Lehman Convertible and Preferred Index and Russell 1000 Index, in equal proportions. In addition, they maintain an equity-like economic interest in the enterprise value of the business unit that is comprised of the portfolios they manage.

* * *

If you have any questions or further comments, please contact the undersigned at 617.728.7139 or Douglas Dick at 202.261.3305.

Sincerely,

/s/ Kenneth R. Earley

Kenneth R. Earley

Enclosures

cc:	Judith Rosenberg
Mary Curran
Douglas Dick
Erin Douglas